UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   __________

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*


                            Taiwan Greater China Fund
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    874037104
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                                 (CUSIP Number)

                                  June 30, 2008
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |X|  Rule 13d-1(b)
                  |_|  Rule 13d-1(c)
                  |_|  Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 874037104                    13G                     Page 2 of 8 Pages
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1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    CITY OF LONDON INVESTMENT GROUP PLC, A COMPANY INCORPORATED UNDER THE LAWS OF ENGLAND & WALES
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [_].
                                                      (b) [_].

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3.  SEC USE ONLY


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4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    GREAT BRITAIN
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                                 5.       SOLE VOTING POWER
                                          2,923,139

           NUMBER OF             -------- --------------------------------------
            SHARES               6.       SHARED VOTING POWER
         BENEFICIALLY                     0
           OWNED BY
             EACH                -------- --------------------------------------
           REPORTING             7.       SOLE DISPOSITIVE POWER
            PERSON                        2,923,139
             WITH
                                 -------- --------------------------------------
                                 8.       SHARED DISPOSITIVE POWER
                                          0

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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,923,139
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  / /.

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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    21.26%
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12. TYPE OF REPORTING PERSON

    HC
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CUSIP No. 874037104                    13G                     Page 3 of 8 Pages
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--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    CITY OF LONDON INVESTMENT MANAGEMENT COMPANY LIMITED, A COMPANY INCORPORATED UNDER THE LAWS OF ENGLAND AND WALES
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [_].
                                                      (b) [_].

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    GREAT BRITAIN
--------------------------------------------------------------------------------
                                 5.       SOLE VOTING POWER
                                          2,923,139

           NUMBER OF             -------- --------------------------------------
            SHARES               6.       SHARED VOTING POWER
         BENEFICIALLY                     0
           OWNED BY
             EACH                -------- --------------------------------------
           REPORTING             7.       SOLE DISPOSITIVE POWER
            PERSON                        2,923,139
             WITH
                                 -------- --------------------------------------
                                 8.       SHARED DISPOSITIVE POWER
                                          0

--------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,923,139
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  / /.

--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    21.26%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

    IA
--------------------------------------------------------------------------------

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CUSIP No. 874037104                    13G                     Page 4 of 8 Pages
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ITEM 1(A).        NAME OF ISSUER:

                  Taiwan Greater China Fund

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  The principal executive offices of the Fund are located at The Taiwan Greater China Fund, 40 Water Street, P.O. Box 962047, Boston, MA 02196-2047.

ITEM 2(A).        NAME OF PERSON FILING:

                  This statement is being filed by City of London Investment Group PLC ("CLIG") and City of London Investment Management Company Limited ("CLIM," and together with CLIG, the "Reporting Persons").

                  The principal business of CLIG is serving as the parent holding company for the City of London group of companies, including CLIM.

                  CLIM is an emerging markets fund manager which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. CLIM is controlled by CLIG. CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including The Emerging World Fund ("EWF"), a Dublin, Ireland-listed open-ended investment company, Emerging Markets Country Fund ("GEM"), a private investment fund organized as a Delaware business trust, Investable Emerging Markets Country Fund ("IEM"), a private investment fund organized as a Delaware business trust, Emerging Free Markets Country Fund ("Free"), a private investment fund organized as a Delaware business trust, Natural Resource Fund (NAT), a private investment fund organized as a Delaware business trust, Global Equity CEF Fund (GEF), a private investment fund organized as a Delaware business trust, Frontier Emerging Markets Fund (FRONT), a private investment fund organized as a Delaware business trust, the Global Emerging Markets Equity Yield Fund (YIELD), a private investment fund organized as a Delaware business trust, GFM (Institutional) Emerging Markets Country Fund ("GFM"), an open-ended fund organized under the laws of the Province of Ontario, Tradex Global Equity Fund ("Tradex"), an Ontario mutual fund, and nine segregated accounts.

                  EWF, GEM, IEM, Free, NAT, GEF, FRONT, YIELD, GFM, and Tradex are referred to herein as the "City of London Funds."

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CUSIP No. 874037104                    13G                     Page 5 of 8 Pages
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                  The Shares to which this Schedule 13G relates are owned directly by the City of London Funds and segregated accounts.

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  Address for CLIG and CLIM:

                  10 Eastcheap
                  London EC3M 1LX
                  England

ITEM 2(C).        CITIZENSHIP:

                  CLIG - Great Britain

                  CLIM - Great Britain

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $.001 per share

ITEM 2(E).        CUSIP NUMBER:

                  874037104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  (a) |_| Broker or dealer registered under Section 15 of the
                          Act (15 U.S.C. 78o).

                  (b) |_| Bank as defined in Section 3(a)(6) of the Act
                          (15 U.S.C. 78c).

                  (c) |_| Insurance company as defined in Section 3(a)(19) of
                          the Act (15 U.S.C. 78c).

                  (d) |_| Investment company registered under Section 8 of the
                          Investment Company Act of 1940 (15 U.S.C. 80a-8).

                  (e) |X| An investment adviser in accordance with Rule
                          13d-1(b)(1)(ii)(E) (for CLIM);

                  (f) |_| An employee benefit plan or endowment fund in
                          accordance with Rule 13d-1(b)(1)(ii)(F);

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CUSIP No. 874037104                    13G                     Page 6 of 8 Pages
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                  (g) |X| A parent holding company or control person in
                          accordance with Rule 13d-1(b)(1)(ii)(G) (for CLIG);

                  (h) |_| A savings association as defined in Section 3(b) of
                          the Federal Deposit Insurance Act (12 U.S.C. 1813);

                  (i) |_| A church plan that is excluded from the definition of
                          an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

                  (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.           OWNERSHIP.

                  For CLIG and CLIM:

                  (a) Amount beneficially owned:

                      2,923,139

                  (b) Percent of class:

                      21.26%

                  (c) Number of shares as to which such person has:

                      (i)   Sole power to vote or to direct the vote: 2,923,139

                      (ii)  Shared power to vote or to direct the vote: 0

                      (iii) Sole power to dispose or to direct the disposition
                            of : 2,923,139

                      (iv) Shared power to dispose or to direct the disposition of : 0

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  CLIG, as the parent holding company of CLIM, and CLIM, as investment adviser to the Funds, have the power to direct the dividends from, or the proceeds of the sale of the shares owned by, the Funds. Each of the Funds owns less than 5% of the shares.

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CUSIP No. 874037104                    13G                     Page 7 of 8 Pages
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ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  CLIG is the parent holding company of CLIM. See also Item 3.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 874037104                    13G                     Page 8 of 8 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         The reporting persons agree that this statement is filed on behalf of each of them.



Dated:   July 10,2008



                                       CITY OF LONDON INVESTMENT GROUP PLC


                                       By: /s/ Barry M. Olliff
                                          -------------------------------------
                                           Name: Barry M. Olliff
                                           Title: Director



                                       CITY OF LONDON INVESTMENT MANAGEMENT
                                       COMPANY LIMITED


                                       By: /s/ Barry M. Olliff
                                          -------------------------------------
                                           Name: Barry M. Olliff
                                           Title: Director